FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July/2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                          Notification of interests of

                        Directors and connected Persons



1. Name of Company

COLT Telecom Group plc

2.  Name of Director

Paul William Chisholm

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul William Chisholm

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary / non-discretionary

Sale of Shares

7.  Number of shares / amount of stock acquired

N/A

8.  Percentage of issued class

N/A

9.  Number of shares / amount of stock disposed

500,000 ordinary shares

10.  Percentage of issued class

Less than 1%

11.  Class of security

Ordinary 2.5p

12.  Price per share

GBP0.8225p

13.  Date of transaction

29 July 2003

14.  Date Company informed

30 July 2003

15.  Total holding following this notification

4,170,582

16.  Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following

17.  Date of grant

N/A

18.  Period during which or date on which exercisable

N/A

19.  Total amount paid (if any) for grant of the option

N/A

20.  Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23.  Any additional information

Mr.Chisholm also holds options over 5,500,000 share options.


24.  Name of contact and telephone number for queries

John Doherty: 0171 390 3681

25. Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins
Company Secretary

Date of Notification: 30 July 2003


London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

Facsimile: 0171 588 6057
Enquiries: Continuing Obligations: Telephone: 0171 797 3850



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 30 July 2003                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary